UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Forty Seven, Inc.

(Name of Subject Company)

Forty Seven, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

34983P 104

(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.

President and Chief Executive Officer

Forty Seven, Inc.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

(650) 352-4150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh

Eric C. Jensen
John T. McKenna
Ben Beerle
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Forty Seven, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 10, 2020, relating to the tender offer by Toro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $95.50, net to the seller in cash, without interest and subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described below under the section entitled Item 8 “Additional Information” of the Schedule 14D-9, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below under the section entitled Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in such complaints that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.  This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.              By adding a new first paragraph and adding the bold and underlined text to the existing paragraph under the section entitled “Future Arrangements” on page 10 as follows:

“To the Company’s knowledge, except for certain agreements between the Company and its executive officers and directors that are described in this Schedule 14D-9 (or in the documents incorporated by reference), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 4, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 4, it is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Gilead or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity based awards of Gilead and/or to receive retention bonus awards.”

Item 4.   The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.              By adding the bold and underlined text to the existing table and accompanying footnote under the section entitled “Management Projections” on page 26 as follows:

	Fiscal Year Ending December 31 (dollars in millions)
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Total Non Risk Adjusted Net Revenue	$2	$4	$87	$455	$949	$2,274	$3,033	$3,512	$3,994	$4,759	$5,604	$5,989	$6,160	$6,337	$6,520	$3,862
Magrolimab Non Risk Adjusted Net Revenue	$2	$4	$87	$455	$949	$2,274	$3,008	$3,356	$3,572	$3,753	$3,934	$4,067	$4,219	$4,376	$4,540	$1,862
Early-Stage Pipeline Non Risk Adjusted Net Revenue	—	—	—	—	—	—	$25	$156	$422	$1,005	$1,670	$1,922	$1,942	$1,960	$1,980	$2,000
Total Risk Adjusted Net Revenue(1)	$2	$4	$50	$274	$555	$1,173	$1,559	$1,768	$1,923	$2,085	$2,252	$2,351	$2,437	$2,525	$2,617	$1,193

Gross Profit	$2	$4	$45	$245	$493	$1,033	$1,369	$1,550	$1,684	$1,825	$1,972	$2,057	$2,131	$2,207	$2,286	$1,111

Total R&D Expense	$(119)	$(225)	$(142)	$(103)	$(107)	$(115)	$(120)	$(126)	$(132)	$(138)	$(145)	$(153)	$(160)	$(169)	$(178)	$(82)

Total S&M Expense	—	$(33)	$(90)	$(156)	$(194)	$(187)	$(187)	$(191)	$(198)	$(207)	$(218)	$(224)	$(228)	$(233)	$(237)	$(112)

Total G&A Expense	$(27)	$(32)	$(34)	$(35)	$(37)	$(39)	$(40)	$(42)	$(44)	$(46)	$(49)	$(51)	$(53)	$(56)	$(59)	$(27)

EBIT(2)	$(144)	$(286)	$(220)	$(49)	$156	$692	$1,022	$1,190	$1,310	$1,433	$1,560	$1,629	$1,689	$1,749	$1,812	$890

(1)              Assumes (i) probabilities of achieving success for magrolimab in the indications being investigated by the Company ranging from 30% to 70%, (ii) a blended range of probabilities of success for magrolimab-related milestones and royalties under the terms of the license and collaboration agreement with Ono Pharmaceutical Co., Ltd. and (iii) a 10% probability of success for the Company’s current pipeline of other drug candidates in early stages of research and development.

(2)              “EBIT” is earnings before interest expenses and taxes.

2.              By adding the bold and underlined text to the existing table and accompanying footnotes under the section entitled “Management Projections” on page 27 as follows:

	Fiscal Year Ending December 31 (dollars in millions)
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Total Risk Adjusted Net Revenue	$2	$4	$50	$274	$555	$1,173	$1,559	$1,768	$1,923	$2,085	$2,252	$2,351	$2,437	$2,525	$2,617	$1,193

EBIT(1)	$(144)	$(286)	$(220)	$(49)	$156	$692	$1,022	$1,190	$1,310	$1,433	$1,560	$1,629	$1,689	$1,749	$1,812	$890
Less: Unlevered Tax Expense(2)	—	—	—	—	(33)	(145)	(215)	(250)	(275)	(301)	(328)	(342)	(355)	(367)	(381)	(187)
Plus: Depreciation & Amortization	5	10	13	15	17	17	17	18	19	20	21	21	22	23	24	24
Less: Change in Net Working Capital	(0)	(0)	(5)	(22)	(28)	(62)	(39)	(21)	(15)	(16)	(17)	(10)	(9)	(9)	(9)	142
Less: Capital Expenditures	(5)	(10)	(13)	(15)	(17)	(17)	(17)	(18)	(19)	(20)	(21)	(21)	(22)	(23)	(24)	(24)
uFCF(3)	$(144)	$(287)	$(225)	$(72)	$95	$485	$769	$919	$1,019	$1,116	$1,216	$1,277	$1,325	$1,373	$1,423	$846

(1)              “EBIT” is earnings before interest expenses and taxes, and is inclusive of stock-based compensation (of $3, $6, $10, $18, $23, $26, $27, $28, $29, $30, $31, $32, $33, $34, $35, and $20 for calendar years 2020—2035, respectively), which was treated as a cash expense.

(2)              Assumes tax rate of 21% and excludes impact of net operating losses.

(3)              “uFCF” is EBIT less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures. The estimated uFCF for the period beginning on April 1, 2020 and ending on December 31, 2020 was ($108) million.

3.              By adding the bold and underlined text to the existing table and accompany footnote under the section entitled “Opinion of the Company’s Financial Advisor—Selected Precedent Transactions Analysis” on page 32 as follows:

			Transaction
			Value/4-Year
Date			Forward Revenue
Announced	Target	Acquiror	Multiple		One Day Premium(2)
12/09/19	ArQule, Inc.	Merck Sharp & Dohme Corp.	10.6	x	107%
10/18/18	Endocyte, Inc.	Novartis AG	7.0	x	54%
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	NM	(1)	68%
12/22/17	Ignyta, Inc.	Roche Holding AG	11.3	x	74%
10/30/17	Advanced Accelerator Applications S.A.	Novartis AG	4.7	x	37%
05/31/16	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	7.5	x	73%

(1)                      Precedent transactions with Transaction Value/Four-Year Forward Revenue multiples of greater than 30.0x were excluded from these calculations as outliers as indicated by “NM.”

(2)                      Premium is based on unaffected date.

4.              By adding the bold and underlined text to the existing second paragraph under the section entitled “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” on page 33 as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2020 using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on March 31, 2020 and ending on December 31, 2035, utilized by Centerview as set forth in “—Management Projections”, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 60% year over year, and (iii) tax savings from usage of the Company’s estimated federal net operating losses of $135 million as of December 31, 2019 and future losses and (b) adding to the foregoing results the Company’s estimated cash and cash equivalents of $300 million as of March 31, 2020, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (calculated based on approximately 48.1 million shares outstanding, and, using the treasury stock method, the dilutive impact of approximately 4.3 million outstanding options with a weighted average exercise price of $15.71) as of March 1, 2020 as set forth in the Internal Data, resulting in a range of implied equity values per Share of $56.95 to $68.25, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $95.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

5.              By adding the bold and underlined text to the existing second bullet point under the section entitled “Opinion of the Company’s Financial Advisor—Other Factors” on page 34 as follows:

Stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 28, 2020 (the last day of trading before public announcement of the transaction), which indicated low and high stock price targets for the Company ranging from $38.00 to $65.00 per share.

Item 8.   Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and restated as follows:

1.              By replacing the second paragraph and adding the bold and underlined text to the existing third paragraph under the section entitled “Antitrust Compliance” on page 40 as follows:

“On March 12, 2020, each of Gilead and Forty Seven filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period with respect to the Offer expired in the ordinary course at 11:59 p.m., Eastern Time on March 27, 2020. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after consummation of the Offer and the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.”

2.              By deleting the paragraphs under the section entitled “Legal Proceedings” on page 41 and replacing it with the following paragraphs:

“On March 16, 17, 20 and 26, 2020, complaints were filed in federal courts by purported stockholders of the Company regarding the Merger. The first complaint, filed on an individual basis by the plaintiff, is captioned Stephen Bushansky v. Forty Seven, Inc., et al., No. 3:20-cv-01853 (N.D. Cal. filed Mar. 16, 2020). The second complaint, filed as a putative class action, is captioned Joseph Post v. Forty Seven, Inc., et al., No. 1:20-cv-00377 (D. Del. filed Mar. 17, 2020). The third complaint, filed on an individual basis by the plaintiff, is captioned Jason Augustine v. Forty Seven, Inc., et al., No. 5:20-cv-01978 (N.D. Cal. filed Mar. 20, 2020). The fourth complaint, filed on an individual basis by the plaintiff, is captioned Glenn Parr v. Forty Seven, Inc., et al., No. 3:20-cv-02104 (N.D. Cal. filed Mar. 26, 2020). The fifth complaint, filed on an individual basis by the plaintiff, is captioned Cole Demyon v. Forty Seven, Inc., et al., No. 5:20-cv-02111 (N.D. Cal. filed Mar. 26, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board. The Post complaint additionally names as defendants Gilead and Purchaser. The Federal Complaints allege violations of Section 14(e) of the Exchange Act against all defendants, and assert violations of Section 20(a) of the Exchange Act against the individual defendants. The Post complaint additionally alleges a violation of Section 14(d) of the Exchange Act against all defendants and a violation of Section 20(a) of the Exchange Act against Gilead and Purchaser, and the Demyon complaint additionally alleges breach of the fiduciary duty of candor against the individual defendants. The plaintiffs contend that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees. The Post and Parr complaints additionally seek dissemination of a recommendation statement that discloses certain information requested by that plaintiff, and the Augustine complaint and Demyon complaints seek an accounting of purported damages. The Company and the individual defendants believe the claims asserted in the Federal Complaints are without merit.

On March 20, 2020, a complaint was filed in state court by a purported stockholder of the Company regarding the Merger. The complaint, filed as a putative class action, is captioned Darryl Hawkins v. Forty Seven, Inc., et al., case number pending (Cal. Super. Ct., San Mateo, filed Mar. 20, 2020). The Hawkins complaint names as defendants the Company and certain members of the Company Board. The Hawkins complaint alleges breach of fiduciary duty claims against the individual defendants and an aiding and abetting breach of fiduciary duty claim against the Company. The plaintiff contends that the Transactions are unfair and undervalue the Company, and that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Hawkins complaint seeks (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) injunctive relief directing the individual defendants to commence a sale process; (iv) an accounting of purported damages; and (v) an award of plaintiff’s expenses and attorneys’ fees. The Company and the individual defendants believe the claims asserted in the Hawkins complaint are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Gilead and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

Item 9.  EXHIBITS

Exhibit No.	Description
(a)(1)(H)	Press Release issued by Gilead Sciences, Inc., dated March 30, 2020 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTY SEVEN, INC.

Dated: March 30, 2020	By:	/s/ Ann D. Rhoads
Name: Ann D. Rhoads
Title: Chief Financial Officer